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                                                                    Exhibit 12.1



                                AGCO CORPORATION

    Statement RE: Computation of Ratio of Earnings to Combined Fixed Charges
                        (in millions, except ratio data)


                                                                          Years Ended December 31,
                                                       ----------------------------------------------------------------
                                                         1999          2000         2001          2002         2003
                                                       ----------    ---------    ----------    ---------    ----------
Fixed Charges Computation:
Interest expense                                       $  69.1       $  56.6      $  65.5       $  63.6      $   65.3
Interest Component of rent expense (a)                     4.8           5.8          5.7           7.4           7.7
Proportionate share of fixed charges of 50% - owned
  affiliates                                               2.5           1.4          1.5           1.2           0.6
Amortization of debt cost                                  2.3           3.7          6.6           3.1           5.4
                                                       ----------    ---------    ----------    ---------    ----------

     Total fixed charges                               $  78.7       $  67.5      $  79.3       $  75.3      $   79.0
                                                       ==========    =========    ==========    =========    ==========

Earnings Computation:
Income (loss) before income taxes, equity in net
  earnings of affiliates and cumulative effect of
  a change in accounting principle plus dividends
  received from affiliates                             $ (19.3)      $  (4.2)     $  29.4       $  36.9      $  114.8
Fixed charges                                             78.7          67.5         79.3          75.3          79.0
                                                       ----------    ---------    ----------    ---------    ----------

     Total fixed charges                               $  59.4       $  63.3      $ 108.7       $ 112.2      $  193.8
                                                       ==========    =========    ==========    =========    ==========

     Ratio of earnings to combined fixed charges          (b)           (b)         1.4:1         1.5:1         2.5:1
                                                       ==========    =========    ==========    =========    ==========

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(a)      The interest factor was calculated to be one-third of rental expenses and is considered to be a representative interest factor.

(b) The dollar amount of the deficiency, based on a one-to-one coverage ratio, was $19.3 million and $4.2 million for the years ended December 31, 1999 and 2000, respectively.